TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. COMMENCES THE DRILLING OF THE
SECOND GAS WELL IN KENTUCKY

For Immediate Release: July 6, 2006. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) is pleased to announce it has commenced the drilling of the Elvis Farris #2 well, located on the Farris Lease, in Laurel County, Kentucky, which is under lease by Energy Source, Inc.

Teryl Resources Corp. (TSX Venture Exchange: TRC, www.terylresources.com ) has an option for a 40% working interest in the Elvis Farris #2 well, from IAS, in consideration for paying for 50% of the costs of drilling, subject to a 12 ½ percent revenue interest to the landowner, and 27 ½ percent to Energy Source, Inc., the lessee and operator of the wells.

PRODUCTION HISTORY

East Kentucky wells historically have been producing natural gas since the 1920’s with wells experiencing up to 30 MMCF GPD in daily production. There are five potential pay zones that have produced successful natural gas production. Data from the University of Kentucky, reviewed for the year 2000, shows approximately 481 wells in east Kentucky, with 421 of those wells completed as commenced producers.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at
http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.